UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 10, 2006

GRAVITY Co., Ltd.

(Translation of registrant’s name into English)

14F Meritz Tower, 825-2 Yeoksam-Dong, Gangnam-Gu, Seoul, 135-934, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Contacts:	Gravity Co. Ltd
Tae Sung Hwang
82-2-2019-6022
thwang@gravity.co.kr
- or -
Brian Rafferty
Taylor Rafferty, New York
1-212-889-4350
- or -
John Dudzinsky
Taylor Rafferty, London
44-20-7614-2900
gravity@taylor-rafferty.com

The Board of Directors of GRAVITY Have Resolved to Convene an Extraordinary General Meeting of Shareholders

Seoul, South Korea – October 10, 2006 – GRAVITY Co., Ltd. (NASDAQ: GRVY), an online game developer and publisher based in Korea, announced today that its board of directors have passed a resolution to convene an Extraordinary General Meeting of its shareholders (“EGM”) in response to the demand made for such a meeting by a committee established by two US-based hedge funds, Moon Capital Management LP and Ramius Capital Group LLC, who collectively own approximately 16.6% of the issued and outstanding shares of Gravity according to filings made by them with the United States Securities and Exchange Commission.

The date, location and the agenda for the EGM is to be set by the management and Gravity expects to announce details of the EGM in the near future in accordance with the Company’s Articles of Incorporation and the Commercial Code of Korea.

Gravity continues to focus on increasing the long-term value for all of its shareholders and always remains open to dialogue with all of its shareholders and looks forward to meeting all of its shareholders on such date.

About GRAVITY Co., Ltd.

Based in Korea, Gravity is a developer and distributor of online games. Gravity’s principal product, Ragnarok Online, is a popular online game currently offered commercially in 21 markets, including Japan, Taiwan and Thailand. For more information about Gravity, please visit http://www.gravity.co.kr.

Forward-Looking Statements:

Certain statements in this filing on Form 6-K may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements will contain these words. These forward-looking statements are based on our current assumptions, expectations and projections about future events. All forward-looking statements involve risks and uncertainties that may cause our actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including, but not limited to, our ability to diversify revenue; our ability to collect, and in a timely manner, license fees and royalty payments from overseas licensees; our ability to acquire, develop, license, launch, market or operate commercially successful online games; our ability to compete effectively in a highly competitive industry; our ability to anticipate and access technological developments in our industry; our ability to recruit and retain quality employees as we grow; our ability to implement our growth strategies; and economic and political conditions globally. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our registration statement on Form F-1, as amended, and our annual report on Form 20-F, together with such other documents and we may submit to or file with the SEC from time to time, including on Form 6-K. The forward-looking statements speak only as of this filing on Form 6-K and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY Co., Ltd.

Date: 10/10/2006
	By:	/s/ Tae Sung Hwang

	Name:	Tae Sung Hwang
	Title:	Chief Financial Officer